

DIVISION OF
CORPORATION FINANCE
Mail Stop 5546

August 21, 2006

By U.S. Mail

Mr. Douglas Waugh
President
Fortuna Gaming Corporation
4585 Canada Way, Suite 104
Burnaby, British Columbia
Canada V5G 4L6

Re: January 31 and April 30, 2006 Forms 10-QSB
        File No.: 000-49995

Dear Mr. Waugh:

Item 310(b) of Regulation S-B requires that interim financial statements filed under cover of Form 10-QSB be reviewed by an independent public accountant using applicable professional standards and procedures. It has come to our attention that your January 31 and April 30, 2006 Forms 10-QSB do not comply with this requirement. If our information is incorrect, please advise us in writing immediately. Your response may be sent by facsimile to (202) 772-9213.

If the interim financial statements were not reviewed by an independent public accountant prior to the filing of the Forms 10-QSB, the reports will not be considered to have been filed in a timely manner for purposes of Forms S-2 and S-3. In addition, until you have obtained a review of your interim financial statements filed under cover of Form 10-QSB, registration statements under the Securities Act of 1933 and post-effective amendments to registration statements will not be declared effective. In addition, offerings should not be made pursuant to effective registration statements, including Form S-8, or pursuant to Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until the required review is completed.

You should immediately amend the Forms 10-QSB to prominently disclose in Note 1 to the financial statements that the financial statements were not reviewed in accordance with Item 310 of Regulation S-B, and label the columns of the financial statements as "Not Reviewed". Once the review of the financial statements have been completed by an independent registered accountant, file amendments to the Forms 10-QSB to remove the disclosures regarding the lack of a SAS 100 review.

Refer to Item 3 of your Forms 10-QSB. Please revise the disclosures to affirmatively state whether or not the company maintained effective disclosure controls and procedures at each report period end. See Item 307 of Regulation S-B. In addition, if the financial statements in your Forms 10-QSB were not reviewed when previously filed, you should reevaluate the disclosures in your Forms 10-QSB and other periodic reports regarding the adequacy of the company's disclosure controls and procedures and the certifications filed with your Forms 10-QSB regarding both disclosure controls and internal controls, in light of the lack of a review. Please revise the disclosures accordingly in the amended Forms 10-QSB.

If we have not received information within 10 business days from you indicating your compliance with the requirement for independent review of the interim financial statements, we will consider what further action, if any, may be necessary under the circumstances.

If you have any questions, please contact me at 202-551-3511.

Sincerely,

Louise M. Dorsey
Associate Chief Accountant